EXHIBIT 99.1

Equinor's share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 November 2018 for use in the group's Share Saving Plan have on 20 November 2018 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,130,394 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.